United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                          For the month of October 2002


                               ICICI Bank Limited
                 (Translation of registrant's name into English)


                               ICICI Bank Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                            Form 40-F
                         ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                      No  X
                         ---                                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.

                                INDEX TO EXHIBITS

Item
----
1.       Form 6k dated October 31, 2002 along with Press Release

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2002

                                               ICICI Bank Limited

                                        By     /s/ Nilesh Trivedi
                                        Name:  Nilesh Trivedi
                                        Title: Assistant Company Secretary

                                                                          Item 1


[ICICI BANK LOGO]                                      ICICI Bank Limited
                                                       ICICI Bank Towers
                                                       Bandra Kurla Complex
                                                       Mumbai 400 051
--------------------------------------------------------------------------------


News Release                                           October 31, 2002


Performance Review - Half-year ended September 30, 2002

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the half-year ended September 30, 2002 (H1-2003). The Board also reviewed the unaudited consolidated accounts for the period. ICICI Limited (ICICI) and two of its subsidiaries merged with the Bank on March 30, 2002. The results for H1-2003 are therefore not comparable with the results on a standalone basis for the half-year ended September 30, 2001 (H1-2002).

Results

The Bank's profit after tax increased 13% from Rs. 253 crore for the quarter ended June 30, 2002 (Q1-2003) to Rs. 285 crore for the quarter ended September 30, 2002 (Q2-2003). The Bank's profit after tax for H1-2003 was Rs. 538 crore as compared to Rs. 131 crore for H1-2002.

In accordance with Reserve Bank of India (RBI) norms, the Bank reduces the amortisation of premium on SLR investments in the "Held-to-Maturity" category from the interest income. This amortisation charge increased from Rs. 9 crore in Q1-2003 to Rs. 41 crore in Q2-2003. Further, in accordance with its revised accounting policy for income recognition on assistance to projects under implementation which have undergone significant delays, the Bank has suspended accrual of income on certain loans (although such non-accrual is not required by RBI norms), resulting in a reduction in interest income by about Rs. 40 crore in Q2-2003. The impact of the amortisation charge and non-accrual of interest was partially offset by a reduction in funding costs due to repayment of erstwhile ICICI's high-cost borrowings.

In accordance with the Scheme of Amalgamation, the ICICI Bank Shares Trust divested 101.4 million shares of the Bank (transferred to the Trust by erstwhile ICICI prior to the merger) in September 2002, to strategic and institutional investors, resulting in capital gains of Rs. 1,191 crore flowing to the Bank.

The Bank has made accelerated/additional provisions and write-offs of Rs. 1,686 crore against loans and other assets, primarily relating to erstwhile ICICI's portfolio. The positive deferred tax impact of the additional provisions, net of provision for tax on profits for the period, was Rs. 443 crore.

Operational highlights

The Bank's customer assets at September 30, 2002 were about Rs. 58,400 crore as against about Rs. 57,500 crore at March 31, 2002. There was a decline in the corporate assets by about Rs. 5,000 crore, primarily due to sell-down of loans as part of the Bank's strategy of churning its portfolio. However, the retail assets (including the assets of ICICI Home Finance Company, the Bank's wholly-owned subsidiary) increased by about Rs. 5,800 crore (a growth of 35%) to about Rs. 13,500 crore. Retail assets now constitute 13% of total assets and 22% of customer assets compared to 7% of total assets and 13% of customer assets at March 31, 2002. The growth in retail assets reflects the Bank's leadership across product segments. During H1-2003, the Bank achieved market leadership in home loan approvals. The Bank's retail approvals and disbursements in Q2-2003 were about Rs. 6,200 crore and Rs. 4,800 crore respectively, including home loan approvals and disbursements of about Rs. 3,770 crore and Rs. 2,370 crore respectively.

During H1-2003, the Bank repaid about Rs. 11,000 crore of erstwhile ICICI's liabilities as they fell due in accordance with their terms of repayment. At September 30, 2002, deposits constituted 42% of the Bank's funding compared to 35% at March 31, 2002.

As part of its strategy to offer an enhanced value proposition to its corporate clients, ICICI Bank reorganised its corporate Internet banking services into "ICICI e-business". ICICI Bank launched new client-specific solutions, such as the Roaming Current Account and a multi-lingual Internet portal for emerging corporates. ICICI Bank continued to leverage its corporate relationships in its retail business.

ICICI Bank continued to make progress in its international business initiatives. During H1-2003, ICICI Bank achieved an increase in NRI deposits and remittances and focused on new correspondent banking relationships, while establishing a presence and initiating dialogues with regulators in various target geographies.

At September 30, 2002, the Bank's net non-performing assets were Rs. 2,879 crore constituting 4.9% of customer assets. The Bank's standard assets included net restructured assets of Rs. 5,767 crore. At September 30, 2002, the Bank had a provision coverage of 6.5% against corporate standard assets, indicating the strength of the Bank's balance sheet.

ICICI Bank's capital adequacy at September 30, 2002 was 12.32% (including Tier-1 capital adequacy of 8.05%), well above RBI's requirement of 9.0%.

Unaudited Consolidated Accounts under Indian GAAP

The consolidated profit after tax was Rs. 506 crore in H1-2003 including the results of operations of subsidiaries and affiliates of erstwhile ICICI that became subsidiaries of the Bank on the merger. The Bank had no subsidiaries at September 30, 2001.

The consolidated profit was lower than the Bank's standalone profit due to the loss of Rs. 67 crore incurred by ICICI Prudential Life Insurance Company Limited, which had an impact of Rs. 50 crore on the Bank's consolidated profit in line with its shareholding of 74%. ICICI Prudential Life Insurance Company is India's largest private life insurance company and had sold over 180,000 policies by September 30, 2002. Losses in the initial years are a normal feature of the life insurance business, due to provisions required for future bonus payments and servicing costs and non-amortisation of agency commissions and operating expenditure. These expenses are disproportionately high initially due to the front-ended commission structure mandated by regulators and high marketing and administrative costs that yield benefits in later years as the business grows in scale. The Bank's general insurance subsidiary, ICICI Lombard General Insurance Company Limited, achieved financial break-even during Q2-2003. ICICI Securities & Finance Company Limited earned a profit after tax of Rs. 45 crore in H1-2003.

Rs. 1 crore = 10.0 million

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'will', 'would', 'indicating', 'expected to' etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at 91-22-653 6124 or e-mail: madhvendra.das@icicibank.com

For investor queries please call Rakesh Jha at 91-22-653 6157 or Anindya Banerjee at 91-22-653 7131 or email at ir@icicibank.com

                                                             ICICI Bank
                                AUDITED FINANCIAL RESULTS FOR THE HALF-YEAR ENDED SEPTEMBER 30, 2002

                                                                                                                 (Rupees in crores)
-----------------------------------------------------------------------------------------------------------------------------------
Sr.
No.                        Particulars                          Three months ended             Half-year ended         Year ended
                                                              ---------------------------------------------------------------------
                                                              Sept 30,        Sept 30,        Sept 30,      Sept 30,      Mar 31,
                                                                2002            2001            2002          2001         2002
-----------------------------------------------------------------------------------------------------------------------------------
 1.   Interest earned (a)+(b)+(c)+(d)                          2279.78         464.69          4675.33       933.00      2151.93
      a) Interest/discount on advances/bills                   1469.83         195.20          2937.93       384.86       771.67
      b) Income on investments                                  741.15         243.55          1546.33       482.59      1233.80
      c) Interest on balances with Reserve Bank of
         India and other interbank funds                         46.53          23.21           160.29        56.12       122.62
      d) Others                                                  22.27           2.73            30.78         9.43        23.84
 2.   Other Income                                             1722.51          95.11          2181.58       222.29       574.66
      A) TOTAL INCOME (1) + (2)                                4002.29         559.80          6856.91      1155.29      2726.59
 3.   Interest expended                                        1972.73         323.58          4032.19       642.19      1558.92
 4.   Operating expenses (e) + (f)                              481.71         139.26           924.30       277.47       622.58
      e) Payments to and provisions for employees                96.62          34.36           185.92        67.08       147.18
      f) Other operating expenses                               385.09         104.90           738.38       210.39       475.40
      B) TOTAL EXPENDITURE (3)+ (4)
         (excluding provisions and contingencies)              2454.44         462.84          4956.49       919.66      2181.50
 5.   OPERATING PROFIT (A-B)
      (Profit before Provisions  and Contingencies)            1547.85          96.96          1900.42       235.63       545.09
 6.   Other provisions and contingencies                       1734.21           1.25          1805.22        46.91       255.29
 7.   Provision for taxes
      a) Current period tax                                      38.34          28.73            61.00        58.62       121.83
      b) Deferred tax adjustment                              (510.00)           0.83         (504.00)       (1.30)      (90.33)
 8.   Net Profit (5-6-7)                                        285.30          66.15           538.20       131.40       258.30
 9.   Paid-up equity share capital (face value Rs. 10/-)        612.55         220.36           612.55       220.36       612.55
10.   Reserves excluding revaluation reserves                  6170.61        1223.66          6170.61      1223.66      5632.41
11.   Analytical Ratios
      (i)   Percentage of shares held by Government of India        ..             ..             ..           ..             ..
      (ii)  Capital Adequacy Ratio                              12.32%         13.00%           12.32%       13.00%       11.44%
      (iii) Earnings per share for the period (not                4.65           3.00             8.78         5.96        11.61
            annualised for quarter) (in Rs.) (basic and
            diluted)
12.   Aggregate of non-promoter Shareholding
      o  No. of shares                                    61,30,31,404   11,89,62,731     61,30,31,404 11,89,62,731 61,30,31,404
      o  Percentage of shareholding                                100          53.99              100        53.99          100
13.   Deposits                                                35947.41       17515.33         35947.41     17515.33     32085.11
14.   Advances                                                48886.59        6283.22         48886.59      6283.22     47034.86
15.   Total Assets                                            99680.22       20808.57         99680.22     20808.57    104106.30
-----------------------------------------------------------------------------------------------------------------------------------


Segment information of ICICI Bank Limited and its Subsidiaries                                                (Rupees in crores)
----------------------------------------------------------------------------------------------------------------------------------
             Particulars                  Commercial Banking      Investment Banking           Others                Total
                                        ------------------------------------------------------------------------------------------
                                          H1-2003     Q2-2003     H1-2003    Q2-2003     H1-2003    Q2-2003    H1-2003   Q2-2003
----------------------------------------------------------------------------------------------------------------------------------
Segmental Revenue                         4487.24     2205.14     2797.17    1942.22      432.54     288.29    7716.95   4435.65
Less: Inter segment revenue                    ..          ..          ..         ..          ..         ..     563.85    269.60
Income from operations                         ..          ..          ..         ..          ..         ..    7153.10   4166.05
Segmental Results(Profit before tax &
accelerated/additional Provisions)         441.81      271.83     1375.06    1274.23     (33.77)    (32.42)    1783.10   1513.64
Accelerated/additional Provisions*        1636.00     1636.00       50.00      50.00          ..         ..    1686.00   1686.00
Profit/(Loss) before tax                (1194.19)   (1364.17)     1325.06    1224.23     (33.77)    (32.42)      97.10  (172.36)
Current and deferred tax                       ..          ..          ..         ..          ..         ..   (408.89)  (450.18)
Profit After Tax                               ..          ..          ..         ..          ..         ..     505.99    277.82
Capital Employed                       (17087.83)  (17087.83)    17143.45   17143.45     5541.16    5541.16    5596.78   5596.78
----------------------------------------------------------------------------------------------------------------------------------
* represents additional/accelerated provisions made by the Bank as stated in Note 5 below


Notes
-----
1. The financials have been prepared in accordance with Accounting Standard 25 on 'Interim Financial Reporting'.

2. The results for the quarter ended September 30, 2002 and half year ended September 30, 2002 include the results of erstwhile ICICI Limited and its subsidiaries, ICICI Personal Financial Services Limited and ICICI Capital Services Limited, amalgamated with the Bank w.e.f March 30, 2002. The financials for the quarter are therefore not comparable with the earlier periods.

3. The segment information is based on the segments currently identified post merger.

4. Other Income includes gain of Rs. 1,191 crore on sale of equity shares of the Bank held by a trust, which were transferred to it by erstwhile ICICI Limited in accordance with the scheme of amalgamation.

5. The Bank made accelerated/additional provisions of Rs 1,686 crore. These are included in other provisions and contingencies.

6.   Net NPAs to net customer assets are at 4.9%.

7. Previous period figures have been regrouped/reclassified where necessary to conform to current period classification.

The above financial results have been taken on record by the Board of Directors at its meeting held on October 31, 2002


-------------------------------------------------------------------------------
Registered Office: Landmark, Race Course Circle, Alkapuri, Vadodara - 390 007 Corporate Office : ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East),
                   Mumbai 400 051.
Web site         : http://www.icicibank.com Electronic mail: info@icicibank.com
-------------------------------------------------------------------------------

Place: Mumbai                                                Kalpana Morparia
Date:  October 31, 2002                                      Executive Director

[ICICI Bank Logo]


Performance Review:
H1-2003

October 31, 2002

Highlights

ICICI Bank

o Profit after tax increased from Rs. 2.53 bn in Q1-2003 to Rs. 2.85 bn in Q2-2003
o    Profit after tax for H1-2003 Rs. 5.38 bn
     o Despite merger transition costs, higher general provisioning and conservative income recognition
o    Return on assets 1.0% and return on net worth 16.5%
o    Market leadership in retail assets
     o    Retail constitutes 22% of customer assets and 13% of total assets1
o    Repayment of Rs. 110.00 bn of ICICI's liabilities
     o    Deposits constitute 42% of ICICI Bank's funding


1. Including ICICI Home Finance Company portfolio


                                                              [ICICI Bank Logo]
2

Highlights

ICICI Bank

o    Sale of ICICI Bank shares with capital gains of Rs. 11.91 billion

o Additional provisions of Rs. 16.86 bn in Q2-2003 with positive deferred tax impact (net of tax provision for the period) of Rs. 4.43 bn

     o Further de-risking portfolio with provision coverage of 6.5% on corporate standard assets

o    Capital adequacy 12.32% (including Tier-1 of 8.05%)


                                                              [ICICI Bank Logo]

Agenda



* Financial Performance


  Operational Review


  Capital & Shareholding


                                                              [ICICI Bank Logo]
4

Profit & loss statement

ICICI Bank
                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                               Q1-      Q2-      H1-       H1-      FY
                              2003     2003     2003     2002      2002(1)
-------------------------------------------------------------------------------
  Interest income            23.96    22.79    46.75     9.33     21.52
  Interest expense           20.60    19.72    40.32     6.42     15.59
  Net interest income         3.36     3.07     6.43     2.91      5.93
  Non-interest income         4.60     5.30     9.90     2.22      5.75
  - Fee income                1.95     2.09     4.04     1.00      2.83
  - Treasury income           0.97     1.53     2.50     1.13      2.92
  - Lease income              1.38     1.37     2.75        -         -
  - Others                    0.30     0.31     0.61     0.09         -
  Total income                7.96     8.37    16.33     5.13     11.68
-------------------------------------------------------------------------------

(1) Includes operations of ICICI and two subsidiaries from the Appointed Date i.e., Mar 30, 2002.

(2)  Previous year results are not comparable.


                                                              [ICICI Bank Logo]
5

Profit & loss statement

ICICI Bank
                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                               Q1-      Q2-      H1-       H1-      FY
                              2003     2003     2003     2002      2002(1)
-------------------------------------------------------------------------------
    Total income              7.96     8.37    16.33     5.13     11.68
    Operating expenses        3.51     3.65     7.16     2.78      6.23
    DMA commission            0.13     0.38     0.51        -         -
    Lease depreciation        0.79     0.78     1.57        -         -
    Operating profit          3.53     3.56     7.09     2.35      5.45
    Provisions                0.71     0.48     1.19     0.47      2.55
    Profit before
      extraordinary
      items & tax             2.82     3.08     5.90     1.88      2.90
-------------------------------------------------------------------------------

(1) Includes operations of ICICI and two subsidiaries from the Appointed Date i.e., Mar 30, 2002.

(2)  Previous year results are not comparable.


                                                              [ICICI Bank Logo]
6

Profit & loss statement

ICICI Bank

                                                                      (Rs. in billion)
-------------------------------------------------------------------------------------
                                            Q1-       Q2-       H1-     H1-     FY
                                           2003      2003      2003    2002    2002(1)
-------------------------------------------------------------------------------------
Profit before extraordinary items & tax    2.82      3.08      5.90    1.88    2.90
Profit on sale of ICICI Bank shares           -     11.91     11.91       -       -
Additional provisions                         -     16.86     16.86       -       -
Tax net of deferred tax                    0.29    (4.72)    (4.43)    0.57    0.32
Profit after tax                           2.53      2.85      5.38    1.31    2.58
-------------------------------------------------------------------------------------

(1) Includes operations of ICICI and two subsidiaries from the Appointed Date i.e., Mar 30, 2002.

(2)  Previous year results are not comparable.


                                                              [ICICI Bank Logo]
7

Balance sheet: Assets

ICICI Bank
                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                                 March 31,  June 30,    Sept 30,
                                   2002       2002       2002
-------------------------------------------------------------------------------
Cash, balances with banks & SLR   355.78     323.92     292.23
  - Cash & balances               127.86      78.88      51.79
  - SLR investments               227.92     245.04     240.44
Advances                          470.35     469.87     488.87
Of which : Retail                  61.25      83.92     120.21
Debentures & bonds                 64.36      59.69      57.00
Other investments                  66.63      50.74      44.79
Fixed assets                       42.39      41.92      40.82
Other assets                       41.55      50.56     73.091
-------------------------------------------------------------------------------
Total assets                    1,041.06     996.70     996.80
-------------------------------------------------------------------------------

(1) Includes about Rs. 13.00 billion receivable on sale of ICICI Bank shares settled on October 3, 2002


                                                              [ICICI Bank Logo]
8

Balance sheet: Liabilities

ICICI Bank
                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                                            March 31,   June 30,   Sept 30,
                                              2002        2002      2002
-------------------------------------------------------------------------------
Net worth                                     62.45      64.98      67.83
- Equity capital                               6.13       6.13       6.13
- Reserves                                    56.32      58.85      61.70
Preference capital                             3.50       3.50       3.50
Deposits                                     320.85     333.49     359.47
- Savings                                     24.97      27.12      30.17
- Current                                     27.36      24.01      34.47
- Term                                       268.52     282.36     294.83
  Of which: Value added savings
    account deposits(1)                       53.42      61.76      69.15
Borrowings                                   589.70     533.92     488.41
Of which: Subordinated debt                   97.51      97.70      97.96
Other liabilities                             64.56      60.81      77.59
-------------------------------------------------------------------------------
Total liabilities                          1,041.06     996.70     996.80
-------------------------------------------------------------------------------

(1)  Term deposits linked to savings account


                                                              [ICICI Bank Logo]
9

Key ratios

ICICI Bank
                                                                     (Per cent)
-------------------------------------------------------------------------------
                               H1-2002    H1-2003    FY2002(1)
    Return on assets              1.37       1.03      1.10
    Return on net worth           19.1       16.5      17.7
    EPS (Rs.)                     11.9       17.6      11.6
    Cost to income                52.3       48.5      51.8
    Cost to average assets        2.88       1.37      2.57
-------------------------------------------------------------------------------

(1) Includes operations of ICICI and two subsidiaries from the Appointed Date i.e., Mar 30, 2002.

(2)  Previous year results are not comparable.


                                                              [ICICI Bank Logo]
10

Consolidated profits

ICICI Bank and subsidiaries
                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                                          Q1-2002    Q2-2003    H1-2003
-------------------------------------------------------------------------------
ICICI Bank standalone profit                 2.53       2.85       5.38
Add:
 - ICICI Securities                          0.18       0.27       0.45
 - ICICI Prudential Life                    (0.25)     (0.25)     (0.50)
 - Others                                    0.04       0.12       0.16
Less:
 - Dividend received from subsidiaries
   and affiliates                            0.17       0.26       0.43
Consolidated profit                          2.33       2.73       5.06
-------------------------------------------------------------------------------


                                                              [ICICI Bank Logo]
11

Performance of subsidiaries

Key subsidiaries
                                                               (Rs. in million)
-------------------------------------------------------------------------------
                                        PAT                   Assets
                                                       Mar 31,     Sept 30,
                                H1-2002     H1-2003      2002         2002
-------------------------------------------------------------------------------
ICICI Securities(1)                 626         447    22,670       31,729
ICICI Venture                        30          68       679          602
ICICI Prudential                    (34)       (671)    3,581        4,468
ICICI Lombard                       (26)          7       374        1,969
ICICI Home                            7          88    16,998       15,943
-------------------------------------------------------------------------------

(1) Consolidated




> Business Review


                                                              [ICICI Bank Logo]
12

Classification of loan assets

ICICI Bank
                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                                   March 31,             Sept 30,
                                       2002                 2002
-------------------------------------------------------------------------------
Loss                                      -                    -
Doubtful                              21.80                22.12
Sub-standard                          12.57                11.23
Less: additional provision
      against NPLs                    (7.16)               (4.56)
Net NPLs                              27.21                28.79
Standard                             548.05               555.73
- including restructured              46.98                57.67
-------------------------------------------------------------------------------
Total                                575.26               584.52
Net NPL ratio                          4.7%                 4.9%
-------------------------------------------------------------------------------


                                                              [ICICI Bank Logo]
13

Top 10 industry-wise exposure

ICICI Bank
                                                                   (% to total)
-------------------------------------------------------------------------------
                                 March 31,                        Sept 30,
Industry                             2002                            2002
-------------------------------------------------------------------------------
Retail finance(1)                     9.7                            17.1
Power                                10.7                            11.2
Iron & steel                         10.9                            10.5
Services                              9.1                             8.3
Crude petroleum & refining            5.1                             6.1
Textiles                              6.2                             5.7
Telecom                               5.0                             5.5
Engineering                           3.5                             3.6
Electronics                           3.0                             3.1
Metal & metal products                2.6                             2.4
Total exposure (Rs. bn)            819.90                          801.84
-------------------------------------------------------------------------------

(1) Includes ICICI Home Finance portfolio


                                                              [ICICI Bank Logo]
14

Agenda




  Financial Performance


* Operational Review


  Capital & Shareholding


                                                              [ICICI Bank Logo]
15

Leadership in retail assets

Retail

[A bar graph representing the information contained in the table below has been omitted.]

                                                               (Rs. in billion)
-------------------------------------------------------------------------------
                        Auto            27.69    32.24    36.55
                        Home loans         29    42.02    63.17
                        CV               8.86    11.23    15.67
                        Others           11.8    13.94    19.22
                        Total           77.35    99.43   134.61
-------------------------------------------------------------------------------

o Achieved leadership in mortgages with Q2-2003 approvals Rs. 37.75 bn (disbursements Rs. 23.74 bn)

o    Maintained dominant position in other segments

(1)  Including assets of ICICI Home Finance Company


                                                              [ICICI Bank Logo]
16

Other key highlights

Operational highlights


o    Continued shift in liability profile
     o    Repayment of Rs. 110.00 bn of ICICI borrowings
     o    Deposits constitute 42% of funding

o    Wholesale banking product and channel innovation
     o    ICICI e-business, multilingual SME portal
     o    Roaming Current Account
     o Increase in government relationships; wider product coverage for corporates with increase in volumes

o    Focus on recoveries

o    Progress of international initiatives
     o    Increase in NRI deposits and remittances


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


Completion of sale of ICICI Bank shares

Stake sale


o Sale of 101.4 mn shares of ICICI Bank held by ICICI Bank Shares Trust at average price of Rs. 130
     o Inflow of about Rs. 13.00 billion and capital gains of Rs. 11.91 bn realised

o    Shares placed with strategic & institutional investors
     o    Including Hamblin Watsa, Govt. of Singapore and Prudential

o    Investor confidence in ICICI Bank in difficult market conditions


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


Agenda




  Financial Performance


  Operational Review


* Capital & Shareholding


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


Capital adequacy

ICICI Bank

-------------------------------------------------------------------------------
                                           FY2002                 H1-2003
                                     Rs. bn        %        Rs. bn        %
 Total capital                        90.12      11.44       96.62      12.32
  - Tier I                            58.88(1)    7.47       63.17(1)    8.05
  - Tier II                           31.24(2)    3.97       33.45(2)    4.27
 Total risk weighted assets          787.90          -      784.37          -
-------------------------------------------------------------------------------

(1)  Includes grant element of preference share capital.

(2) Includes general provisions of Rs. 2.38 billion in FY2002 and Rs. 1.59 billion in H1-2003.


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


Shareholding pattern

[A pie graph representing the information contained in the table below has been omitted.]

October 14, 2002
                       Banks, FIs    Resident      Bodies        Other
 ADR    FIIs & NRIs       & UTI      Indians     Corporate    Mutual Funds
-------------------------------------------------------------------------------
26.1%      37.05%        20.74%       9.57%        4.89%         1.65%


Paid-up capital Rs. 6.13 billion


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




Thank you



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


Interest income

ICICI Bank

                                                                             (Rs. in billion)
---------------------------------------------------------------------------------------------
                                                  Q1-       Q2-       H1-      H1-       FY
                                                 2003      2003      2003     2002      2002
---------------------------------------------------------------------------------------------
Interest/discount on advances/bills             14.68     14.70     29.38     3.85      7.72
Income on investments                            8.06      7.40     15.46     4.83     12.34
Interest on balances with RBI, banks & others    1.22      0.69      1.91     0.66      1.46
Total interest income                           23.96     22.79     46.75     9.33     21.52
---------------------------------------------------------------------------------------------


o HTM investments premium amortisation (reduced from interest income) increased from Rs. 0.09 bn in Q1-2003 to Rs. 0.41 bn in Q2-2003

o Interest income lower by Rs. 0.40 bn due to non-accrual of income on loans (in line with revised accounting policy) to certain projects whose implementation has been delayed


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


Interest expense

ICICI Bank

                                                                             (Rs. in billion)
---------------------------------------------------------------------------------------------
                                                  Q1-       Q2-       H1-      H1-       FY
                                                 2003      2003      2003     2002      2002
---------------------------------------------------------------------------------------------
Interest on deposits                             5.97      5.79     11.76     5.85     13.89
Interest on RBI/inter-bank borrowings            0.47      0.42      0.89     0.16      0.48
Others (incl. erstwhile ICICI's borrowings)     14.16     13.51     27.67     0.41      1.22
Total interest expense                          20.60     19.72     40.32     6.42     15.59
---------------------------------------------------------------------------------------------


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


Spreads

ICICI Bank

                                                                             (Rs. in billion)
---------------------------------------------------------------------------------------------
                                                  Q1-       Q2-       H1-      H1-       FY
                                                 2003      2003      2003     2002      2002
---------------------------------------------------------------------------------------------
Yield on interest-earning assets (1)             10.4      10.2      10.3     10.2       9.7
  Of which: SLR yield                             8.5       7.5       7.9     10.0       9.0
Cost of funds (2)                                 9.2       9.0       9.1      7.5       7.5
 - Cost of deposits                               7.4       7.0       7.2      7.4       7.3
Spread (1) - (2)                                  1.2       1.2       1.2      2.7       2.2
---------------------------------------------------------------------------------------------


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


Operating expenses

ICICI Bank
                                                                (Rs. in billion)
--------------------------------------------------------------------------------
                                     Q1-       Q2-       H1-      H1-       FY
                                    2003      2003      2003     2002      2002
--------------------------------------------------------------------------------
Salary                              0.89      0.97      1.86     0.67      1.47
Rents, taxes & lighting             0.28      0.29      0.57     0.31      0.66
Printing & stationery               0.13      0.17      0.30     0.16      0.35
Postage & courier                   0.23      0.22      0.45     0.16      0.38
Repairs & maintenance               0.40      0.37      0.77     0.37      0.78
Depreciation                        0.42      0.48      0.90     0.30      0.64
Advertising & publicity             0.03      0.03      0.06     0.04      0.08
Others                              1.13      1.12      2.25     0.77      1.87
Total operating expense             3.51      3.65      7.16     2.78      6.23
-------------------------------------------------------------------------------


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


Retail constitutes 12% of total assets

[A pie graph representing the information contained in the table below has been omitted.]

                                March 2002            September 2002
                                ----------            --------------
Project finance                    23%                     23%
Corporate finance                  25%                     22%
Retail finance                      6%                     12%
Reserves & cash                    34%                     29%
Investments                         6%                      5%
Other assets                        6%                      9%

                          Rs. 1,041.06 billion     Rs. 988.19 billion


Including assets of ICICI Home Finance Company, retail assets constitute 13% of total assets


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


ICICI Prudential Life Insurance

Insurance susidiaries

o    Rapidly increasing scale of operations
     o    Estimated 4% incremental market share (including LIC)
     o    Clear market leader among private life insurers

o    Losses in initial years a normal feature of life insurance business
     o    Provision for future bonuses and servicing costs on policies in force
     o    Non-amortisation of acquisition costs
          o    High commission paid in the first year
          o    Significant operating and marketing expenditure in initial years
     o    Profitability linked to achieving scale


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


ICICI Lombard General Insurance

Key subsidiaries

o Gross written premium Rs. 727.5 million in H1-2003 compared to Rs. 271.1 million in FY2002 (operations commenced only in mid-FY2002)

o    Achieved financial break-even

o    Expanding corporate market share

o    Launched home & personal accident insurance

o    Growing distribution network
     o    Presence in 19 locations, up from 10 in March, 2002


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